UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

CHESAPEAKE ENERGY CORPORATION
(Exact name of registrant as specified in its charter)
Oklahoma	001-13726		73-1395733
(State or other jurisdiction of incorporation or organization)	(Commission File Number)		(IRS Employer Identification No.)
6100 North Western Avenue,	Oklahoma City,	Oklahoma	73118
(Address of principal executive offices)			(Zip Code)
Mohit Singh, (405) 848-8000
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, __________.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 Exhibit

Not applicable

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Chesapeake Energy Corporation (“Chesapeake”) is an independent exploration and production company engaged in the acquisition, exploration and development of properties to produce natural gas, oil and NGL from underground reservoirs. Chesapeake owns a large portfolio of onshore U.S. unconventional natural gas assets. Chesapeake’s natural gas resource plays are the Marcellus Shale in the northern Appalachian Basin in Pennsylvania and the Haynesville/Bossier Shales in northwestern Louisiana. Chesapeake’s liquids-rich resource play was in the Eagle Ford Shale in South Texas (“Eagle Ford”), but during 2023, Chesapeake completed its exit from Eagle Ford through three separate divestiture transactions. During the year ended December 31, 2023, Chesapeake made payments to the United States Federal Government to further the commercial development of oil, natural gas or minerals.

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by Form SD is included in Exhibit 2.01 to this Form SD.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is submitted as part of this report:

Exhibit No.	Document Description
2.01	Disclosure of payments by resource extraction issuers for the fiscal year ended December 31, 2023.
2.01 INS	XBRL Instance Document.
2.01 SCH	XBRL Taxonomy Extension Schema Document.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ MOHIT SINGH
Mohit Singh
Executive Vice President and Chief Financial Officer
Date:  September 19, 2024